SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of	CERTIFICATE OF
Great Plains Energy Incorporated, et al.	NOTIFICATION
File No. 70-10064

Public Utility Holding Company Act of 1935

This Certificate of Notification (the "Certificate") is filed by Great Plains Energy Incorporated ("Great Plains Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries Great Plains Energy Services Incorporated ("GPES"), Kansas City Power & Light Company ("KCPL") and Wolf Creek Nuclear Operating Corporation ("WCNOC"), in connection with the following transactions proposed in the Application/Declaration, as amended, and authorized by order of the Securities and Exchange Commission (the "Commission") dated March 31, 2003 in this file (the "Order"). Great Plains Energy, KCPL, GPES and WCNOC hereby certify the matters set forth below pursuant to Rule 24:

a.     GPES was incorporated under the laws of Missouri on April 1, 2003, and is a wholly-owned subsidiary of Great Plains Energy with total equity capital of $10,000.

b.     GPES has entered into service agreements, in the form approved by the Commission, with Great Plains Energy, KCPL and certain other subsidiaries of Great Plains Energy to provide services as authorized by the Order.

c.     As authorized by the Order, (i) KCPL is providing occupancy and use of certain office space and personal property to GPES, (ii) KCPL will continue to provide, under existing agreements, services to WCNOC, and (iii) WCNOC will continue to provide, under existing agreements, goods and services to KCPL and the other owners of the Wolf Creek Generating Station.

d.     The transactions listed in this Certificate have been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Application/Declaration and in accordance with the terms and conditions of the Order.

e.     Filed herewith as Exhibit F-2 is a "past-tense" opinion of counsel for the applicants.

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned companies have duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 11, 2003.

Great Plains Energy Incorporated
Kansas City Power & Light Company
Great Plains Energy Services Incorporated

By:  /s/Andrea F. Bielsker
 Andrea F. Bielsker
 Senior Vice President - Finance,
 Chief Financial Officer and Treasurer

Wolf Creek Nuclear Operating Corporation

By:  /s/Richard A. Muench
 Richard A. Muench
 President and Chief Executive Officer